Exhibit 99.1

NICE Positioned as a Leader in the Workforce Optimization Market by
Top Industry Analyst Firms

Gartner, Inc. places NICE in the Leaders Quadrant of the 2012 Magic Quadrant for Contact Center Workforce Optimization

DMG Consulting ranks NICE as the top contact center workforce optimization vendor based on market share

Ra’anana, Israel, December 13, 2012, NICE Systems (NASDAQ: NICE) has been positioned by Gartner, Inc. in the Leaders Quadrant of the November 2012 “Magic Quadrant for Contact Center Workforce Optimization” (WFO) report, based on completeness of vision and ability to execute.1 The company has also been ranked as the contact center WFO market leader by DMG Consulting. According to its November 2012 “Workforce Optimization (Quality Management/Liability Recording) Mid-Year Market Share Report,” NICE holds a 41 percent share of the contact center WFO market.

“Workforce optimization solutions sell well in both challenging and good economic times because they deliver quantifiable benefits to organizations,” said Donna Fluss, president, DMG Consulting LLC. “These vendors are responsive to their customers and the needs of the market and continue to deliver new capabilities to improve the value of their solutions. During the next few years, DMG expects to see WFO vendors make investments in multi-channel analytics and real-time solutions for speech analytics and agent guidance.”

“We are pleased to be recognized as a leading contact center WFO vendor by the top industry analysts,” said Yochai Rozenblat, President of the NICE Enterprise Group. “The NICE WFO suite is in a leading position because of its ability to consistently address companies’ business needs and priorities such as growing revenue, reducing cost and increasing customer satisfaction. We’re constantly looking for ways to build on this strength through innovation and insight into future market needs.”

NICE’s positioning in Gartner’s Leaders Quadrant demonstrates that it “provides functionally broad and deep WFO solutions that can be deployed and supported globally. [Its] software is suitable for enterprises of all sizes and complexities, and has broad industry coverage. Revenue is strong, and new references are readily available.”

NICE Workforce Optimization leverages integrated capabilities for Workforce Management, Performance Management and Quality Management, Interaction Analytics, Real-Time Guidance & Automation, and Real-Time Customer Feedback. NICE’s WFO solutions aim to engage both employees and customers, and to ultimately help businesses deliver excellent customer service.

About The Magic Quadrant
All statements in this report attributable to Gartner represent NICE’s interpretation of data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner, Inc., and have not been reviewed by Gartner. Each Gartner publication speaks as of its original publication date (and not as of the date of this announcement). The opinions expressed in Gartner publications are not representations of fact, and are subject to change without notice.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

1 Gartner “Magic Quadrant for Contact Center Workforce Optimization, 2012 by Jim Davies, November 7, 2012.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat,are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.